Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st October 2008

SUPPL

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  September 2nd; 3rd; 19th, 26th , 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 September 2008 16:54
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5830C
William Hill PLC
02 September 2008

2 September 2008

WILLIAM HILL PLC
RETIREMENT OF IAN SPEARING

William Hill plc (the Company) announces today that Ian Spearing, 61, Corporate Affairs Director, will retire at the end of this year. His current responsibilities will be shared amongst the existing members of the executive management team of the Company.

Charles Scott, Chairman of the Company, said: "Ian joined William Hill 18 years ago and was appointed to the Board in April 2007. During his tenure he fulfilled a number of significant roles, including working with the Government and the bookmaking industry in relation to taxation, regulation and issues involving the relationship with horse and greyhound racing. His experience and contribution to the Company will be greatly missed and we

wish him a long and happy retirement."

Enquiries:

Ralph Topping, Chief Executive Tel: 0208 918 3910

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 0207 404 5959

Biography of Ian Spearing

Curriculum Vitae: (Former Roles)
William Hill PLC (1990 - Present)
Managing Director - UK Retail
Business Development Director

Ladbrokes PLC (1971-1990)
Managing Director - Germany, Netherlands & Belgium
Assistant Manager Director - Belgium
Line Management - UK

RECEIVED
2008 OCT -2 P 12:30

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 03 September 2008 16:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6878C
William Hill PLC
03 September 2008

3 September 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 3 September 2008, 14,742 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,717,770 ordinary shares in issue, in addition 6,000,989 ordinary shares are held in treasury.

Enquiries:

Dennis Read | Deputy Company Secretary
020 8918 3723

RECEIVED

2008 OCT -2 P 12:20

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 19 September 2008 15:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8852D
William Hill PLC
19 September 2008

19 September 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 18 September 2008, 6,530 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,724,300 ordinary shares in issue, in addition 5,994,459 ordinary shares are held in treasury.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

END

STRILFLSAAIALIT

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 26 September 2008 13:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4357E
William Hill PLC
26 September 2008

26 September 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 25 September 2008, 24,350 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of a nil cost award under the Company's Long Term Incentive Plan 2002 and Performance Share Plan 2005.

Following the above transfer of shares out of treasury, the Company has a total of 347,748,650 ordinary shares in issue, in addition 5,970,109 ordinary shares are held in treasury.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 September 2008 14:50
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7094E
William Hill PLC
30 September 2008

William Hill PLC

Total Voting Rights

On 30 September 2008 William Hill PLC had 347,748,650 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 5,970,109 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

This information is provided by RNS

END